

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Donald Klein
Chief Financial Officer
Spruce Power Holding Corporation
47000 Liberty Drive
Wixom, MI 48393

      Re: Spruce Power Holding Corporation
           Form 10-K for the Year Ended December 31, 2021
           Form 10-Q for the Quarter Ended September 30, 2022
           Form 8-K furnished November 9, 2022
           File No. 001-38971

Dear Donald Klein:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Manufacturing